FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-       N/A

Page
Signature	3
Exhibit Index	4

EX-99.1 Press Release
EX-99.2 Notice of Annual General Meeting of Shareholders
EX-99.3 Proxy Statement
EX-99.4 Proxy Card

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: November 5, 2008

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

99.2	Notice of Annual General Meeting of Shareholders

99.3	Proxy Statement

99.4	Proxy Card

4

Xinyuan Real Estate to Hold Annual General Meeting of Shareholders in Beijing on December 5, 2008

BEIJING, China, November 5, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced that it will hold its 2008 annual general meeting of shareholders at the Company’s offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China at 10:30 a.m. Beijing/Hong Kong time (9:30 p.m. on December 4, 2008 U.S. Eastern Standard Time). The shareholder record date is October 31, 2008.

Xinyuan has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2007, with the U.S. Securities and Exchange Commission (the “SEC”). Xinyuan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://ir.xyre.com as well as on the SEC’s website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the Company’s website at http://agm.xyre.com. Shareholders may request a hard copy of audited financial statements on Form 20-F free of charge by contacting Mr. Jacky Zhang, Deputy General Manager of Investor Relations of Xinyuan Real Estate Co., Ltd., at zhengang.zhang@xyre.com or +8610-8588-9256.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. is a fast-growing developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

For investor and media inquiries, please contact:

In China:

Mr. Frank Ng
Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
Tel:	+86 (10) 8588-9255
E-mail:	frankng@xyre.com

Mr. Jacky Zhang
Deputy General Manager of Investor Relations
Xinyuan Real Estate Co., Ltd.
Tel:	+86 (10) 8588-9256
Email:	zhengang.zhang@xyre.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86 (10) 8520-6284
E-mail:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Financial, New York
Tel:	+1 (212) 880-5269
E-mail:	thomas.smith@ogilvypr.com

XINYUAN REAL ESTATE CO., LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 5, 2008

On December 5, 2008, Xinyuan Real Estate Co., Ltd., a company established under the laws of the Cayman Islands (the “Company”), will hold its annual general meeting of shareholders at the Company’s offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China at 10:30 a.m. local time for the following purposes:

1.	Approve by the passing of an ordinary resolution the manner of purchase with respect to the Company’s share repurchase program.

2.	Amend by the passing of a special resolution in the form set forth in Annex A to this notice of annual general meeting of shareholders Articles 16 through 18 of the Amended and Restated Articles of Association of the Company (the “Restated Articles”) by deleting Articles 16 through 18 of the Restated Articles in their entirety and replacing them with the proposed Articles 16 through 18 such that, subsequent to the share repurchase program described in proposal 1, the manner of purchase by the Company of its shares shall be in accordance with the Restated Articles and other terms determined by our board of directors, instead of by ordinary resolution of the shareholders.

3.	Ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2008.

4.	Transact any such other business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 31, 2008 can vote at this meeting or at any adjournment thereof that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Frank Hin Kit Ng, Chief Financial Officer, Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the annual general meeting of shareholders, the proxy statement and a copy of the Company’s 2007 annual report on Form 20-F are also available through our website at http://agm.xyre.com.

By Order of the Board of Directors,

	By:	/s/ Yong Zhang
November 5, 2008		Yong Zhang
Chairman of the Board and Chief Executive Officer

ANNEX A

THAT the Amended and Restated Articles of Association of the Company be amended by deleting Articles 16 through 18 in their entirety and replacing them with the following:

“16	Subject to the provisions of the Statute and these Articles, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company on such terms and in such manner as the board of Directors may, before the issue of the Shares, determine;

(b)	purchase its own Shares (including any redeemable Shares or securities representing Shares) provided that the Shareholders shall have approved the manner of purchase by Ordinary Resolution or the manner of purchase shall be in accordance with the following Articles (this authorization is in accordance with section 37(2) of the Statute or any modification or re-enactment thereof for the time being in force); and

(c)	the Company may make a payment in respect of the redemption or purchase of its own Shares (or securities representing Shares) in any manner permitted by the Statute, including out of capital.

17	Purchase of Shares (or securities representing Shares) listed or traded on the New York Stock Exchange: for so long as any Shares (or securities representing Shares) are listed or traded on the New York Stock Exchange, the Company is authorized to purchase any Share (or securities representing Shares) listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of Shares (or securities representing Shares) that may be purchased shall be equal to the number of issued and outstanding Shares less one Share; and

(b)	the purchase shall be at such time, at such price and on such other terms as determined and agreed by the board of Directors in their sole discretion provided however that:

(i)	such purchase transactions shall be in accordance with the relevant New York Stock Exchange rules and regulations applicable to such Shares (or securities representing Shares); and

(ii)	at the time of the purchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

17.1	Purchase of Shares not listed or traded on the New York Stock Exchange: the Company is authorized to purchase any Shares not listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a purchase notice in a form approved by the board of Directors on the Shareholder from whom the Shares are to be purchased at least two business days prior to the date specified in the notice as being the purchase date;

(b)	the price for the Shares being purchased shall be such price agreed between the board of Directors and the applicable Shareholder;

(c)	the date of purchase shall be the date specified in the purchase notice; and

(d)	the purchase shall be on such other terms as specified in the purchase notice as determined and agreed by the board of Directors and the applicable Shareholder in their sole discretion.

17.2	The purchase of any Share (or securities representing Shares) shall not oblige the Company to purchase any other Share (or securities representing Shares) other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

18.	The holder of the Shares (or securities representing Shares) being purchased shall be bound to deliver to the Company at its Registered Office or such other place as the board of Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.”

27/F, China Central Place, Tower II, 79 Jianguo Road

Chaoyang District, Beijing 100025, People’s Republic of China

www.xyre.com

XINYUAN REAL ESTATE CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on December 5, 2008 at 10:30 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

This proxy statement is available to shareholders beginning on November 5, 2008 and the form of proxy is first being mailed to shareholders on or about November 5, 2008.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to (i) the attention of Mr. Frank Hin Kit Ng, our Chief Financial Officer, at our registered office at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to our offices in Beijing at the address listed above, if you hold our common shares, or (ii) JPMorgan Chase Bank, N.A., Depositary, at P.O. Box 64506, St. Paul, MN, USA 55164-0506, if you hold American Depositary Shares, known as ADSs, with each ADS representing two (2) of our common shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on October 31, 2008 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of October 20, 2008, 151,028,262 of our common shares, par value US$0.0001 per share, were outstanding, of which approximately 44,518,482 were common shares represented by 22,259,241 ADSs. The presence in person or by proxy of at least two (2) shareholders holding not less than one-half of our outstanding common shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each common share outstanding on the record date is entitled to one vote. Voting by holders of common shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://agm.xyre.com. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed in the form of proxy. Where the chairman, a director or officer of the company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the common shares “FOR” Proposals 1, 2 and 3. Abstentions by holders of common shares are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) of the ADSs, has advised us that it intends to mail the Notice of 2008 Annual General Meeting of Shareholders and an ADS Voting Instruction Card to all record date owners of ADSs. Upon timely receipt by the Depositary of a signed and completed ADS Voting Instruction Card properly executed by a record date holder of ADSs, the Depositary will vote or cause to be voted the amount of common shares represented by the ADSs held by such holder in accordance with the instructions set forth therein. If you mark the box in the enclosed ADS Voting Instruction Card instructing that you wish to give a discretionary proxy to a person designated by the company, the underlying common shares represented by your ADSs will be voted by a person designated by the company in his or her discretion. In accordance with the provisions governing the ADSs, the Depositary will not vote the common shares represented by the ADSs other than in accordance with such instructions. If (i) your enclosed ADS Voting Instruction Card is signed and dated but is missing specific voting instructions or (ii) your enclosed ADS Voting Instruction Card is improperly completed, the Depositary will not vote the underlying common shares represented by your ADSs.

As the holder of record for all the common shares represented by the ADSs, only the Depositary may vote those shares at the annual general meeting. Holders of ADSs may attend, but may not vote at, such meeting. In order to attend the meeting, an owner of ADSs must provide written evidence to the company that it held ADSs in their account on the record date. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal. You should return your properly completed ADS Voting Instruction Card to the Depositary prior to 3:00 p.m. on December 2, 2008 (Eastern Standard Time), which is the last date by which voting instructions may be received by the Depositary.

Neither the Depositary nor its agents are responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1

SHARE REPURCHASE PROGRAM

At a board meeting held on October 15, 2008 at our offices in Beijing, People’s Republic of China, our board of directors approved a share repurchase program for us to purchase our common shares represented by ADS trading on the New York Stock Exchange. Our board of directors believes that the trading price of the company’s ADSs on the New York Stock Exchange has been undervalued and the share repurchase program will provide the company the ability to be opportunistic in the market and use its capital to bring value to our shareholders.

Article 17 of our Amended and Restated Articles of Association (the “Restated Articles”) requires our shareholders to approve the manner of any such purchases. The share repurchase program approved by the board of directors and presented to the shareholders for approval by ordinary resolution would be conducted in the following manner:

Purchases under the share repurchase program would be for up to a total of U.S.$10,000,000, made in open market transactions, over a period of up to 12 months following the date of shareholder approval, and in compliance with U.S. Securities and Exchange Commission Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, or in privately negotiated transactions. The timing and amount of shares to be purchased under the repurchase program will depend on market conditions, ADS price, corporate and regulatory requirements and other factors, but in no event shall the purchase price be greater than U.S.$5.00 per ADS. The share repurchase program may be suspended or discontinued at any time without prior notice to shareholders and will not require the purchase of any minimum number of shares.

Payment for the ADSs shall be out of the capital of the company, subject to the company being able to pay, immediately following the dates on which the payment for the purchase of the ADSs is to be made, its debts as they fall due in the ordinary course of business, such that Section 37(6) of the Cayman Islands Companies Law (2007 Revision) is not breached.

An affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting is sufficient to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1,

THE APPROVAL OF THE MANNER OF PURCHASE WITH RESPECT TO

THE COMPANY’S SHARE REPURCHASE PROGRAM.

PROPOSAL 2

AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Our shareholders adopted the Restated Articles on November 9, 2007. Article 30 of the Restated Articles provides that a special resolution is required in order to amend the Restated Articles. The board recommends amending the Restated Articles such that, subsequent to the share repurchase program described in proposal 1, the manner of purchase by the company of its shares shall be in accordance with the Restated Articles and other terms determined by our board of directors, instead of by ordinary resolution of the shareholders, by amending Articles 16 through 18 of the Restated Articles as described below. The board believes that in the event the company decides to institute a share repurchase program in the future to take advantage of undervalued trading prices of the company’s shares, it will likely need to proceed expeditiously in the market. Obtaining shareholder approval each time an advantageous purchase opportunity exists may hinder the company’s ability to execute purchases in a timely manner and also cost the company expenses related to obtaining shareholder approval. The board therefore believes amending the Restated Articles will provide the company flexibility to effectively use the company’s capital to increase shareholder value.

Articles 16 through 18 of the Restated Articles currently read as follows:

“16	Subject to the provisions of the Statute and these Articles, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of such Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares.

17	Subject to the provisions of the Statute and these Articles, the Company may purchase its own Shares (including any redeemable Shares) provided that the Shareholders shall have approved the manner of purchase by Ordinary Resolution.

18	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.”

The board recommends that Articles 16 through 18 of the Restated Articles be deleted in their entirety and replaced by the following:

“16	Subject to the provisions of the Statute and these Articles, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company on such terms and in such manner as the board of Directors may, before the issue of the Shares, determine;

(b)	purchase its own Shares (including any redeemable Shares or securities representing Shares) provided that the Shareholders shall have approved the manner of purchase by Ordinary Resolution or the manner of purchase shall be in accordance with the following Articles (this authorization is in accordance with section 37(2) of the Statute or any modification or re-enactment thereof for the time being in force); and

(c)	the Company may make a payment in respect of the redemption or purchase of its own Shares (or securities representing Shares) in any manner permitted by the Statute, including out of capital.

17	Purchase of Shares (or securities representing Shares) listed or traded on the New York Stock Exchange: for so long as any Shares (or securities representing Shares) are listed or traded on the New York Stock Exchange, the Company is authorized to purchase any Share (or securities representing Shares) listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of Shares (or securities representing Shares) that may be purchased shall be equal to the number of issued and outstanding Shares less one Share; and

(b)	the purchase shall be at such time, at such price and on such other terms as determined and agreed by the board of Directors in their sole discretion provided however that:

(i)	such purchase transactions shall be in accordance with the relevant New York Stock Exchange rules and regulations applicable to such Shares (or securities representing Shares); and

(ii)	at the time of the purchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

17.1	Purchase of Shares not listed or traded on the New York Stock Exchange: the Company is authorized to purchase any Shares not listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a purchase notice in a form approved by the board of Directors on the Shareholder from whom the Shares are to be purchased at least two business days prior to the date specified in the notice as being the purchase date;

(b)	the price for the Shares being purchased shall be such price agreed between the board of Directors and the applicable Shareholder;

(c)	the date of purchase shall be the date specified in the purchase notice; and

(d)	the purchase shall be on such other terms as specified in the purchase notice as determined and agreed by the board of Directors and the applicable Shareholder in their sole discretion.

17.2	The purchase of any Share (or securities representing Shares) shall not oblige the Company to purchase any other Share (or securities representing Shares) other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

18.	The holder of the Shares (or securities representing Shares) being purchased shall be bound to deliver to the Company at its Registered Office or such other place as the board of Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.”

An affirmative vote of two-thirds of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 2,

THE AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee recommends, and our board of directors concurs, that the appointment of Ernst & Young Hua Ming by our audit committee as our independent registered public accounting firm for the fiscal year ending December 31, 2008 be ratified by ordinary resolution of the shareholders. Ernst & Young Hua Ming has served as our independent registered public accounting firm since 2006.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of the holders of a simple majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR PROPOSAL 3,

THE RATIFICATION OF APPOINTMENT OF ERNST & YOUNG HUA MING

AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Xinyuan Real Estate Co, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China, Attention: Mr. Frank Hin Kit Ng, Chief Financial Officer.

2.	Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

3.	Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to common course of business customer service and satisfaction issues or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

4.	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct and Ethics which is available on our company’s website at http://media.corporate-ir.net/media_files/irol/21/217254/cg/NYCDMS-1065332-v3-Xinyuan_Code_of_Business_Conduct_and_Ethics.pdf. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics will be promptly disclosed to the public.

Copies of our Code of Business Conduct and Ethics will be provided to any shareholder upon written request to the Chief Administrative Officer of Xinyuan Real Estate Co, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

As permitted by the New York Stock Exchange’s Listed Company Manual, we make our annual report to shareholders available on our website. Our annual report on Form 20-F for the year ended December 31, 2007 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2007 annual report on Form 20-F for the year ended December 31, 2007 by visiting our website at http://media.corporate-ir.net/media_files/irol/21/217254/Xinyuan2007AnnualReportFINAL.pdf. If you want to receive a paper or email copy of our 2007 annual report on Form 20-F for the year ended December 31, 2007, you must request one. There is no charge to you for requesting a copy. Please make any such requests to Mr. Jacky Zhang, Deputy General Manager of Investor Relations of Xinyuan Real Estate Co., Ltd., at zhengang.zhang@xyre.com or +8610-8588-9256.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Yong Zhang
Dated: November 5, 2008	Chairman of the Board of Directors and Chief Executive Officer

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

XINYUAN REAL ESTATE CO., LTD.

FOR THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 5, 2008

The undersigned shareholder of Xinyuan Real Estate Co., Ltd., a company established under the laws of the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated November 5, 2008, and hereby appoints Mr. Frank Hin Kit Ng, Chief Financial Officer of the Company, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on December 5, 2008 at 10:30 a.m., local time, at the Company’s office at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China, and at any adjournment or postponement thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will vote the shares in his or her discretion, unless a reference to a holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposals:

Proposal 1: Approve by ordinary resolution the manner of purchase with respect to the Company’s share repurchase program.

For	Against	Abstain
☐	☐	☐

Proposal 2: Amend by special resolution Articles 16 through 18 of the Amended and Restated Articles of Association of the Company (the “Restated Articles”) such that, subsequent to the share repurchase program described in proposal 1, the manner of purchase by the Company of its shares shall be in accordance with the Restated Articles and other terms determined by the board of directors, instead of by ordinary resolution of the shareholders, by deleting Articles 16 through 18 of the Restated Articles in their entirety and replacing them with the proposed Articles 16 through 18, as set forth in the notice of annual general meeting shareholders and proxy statement.

For	Against	Abstain
☐	☐	☐

Proposal 3: Ratify by ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2008.

For	Against	Abstain
☐	☐	☐

Dated: 2008
Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

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